UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 24, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS, PRESCRIBED OFFICERS AND COMPANY SECRETARY: DEFERRED SHARE AWARDS
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Johannesburg, 24 October 2022. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors, prescribed officers and the company secretary of Harmony were awarded deferred shares on 19 September 2022 based on the 5-day volume weighted average price of R37.60 per ordinary share and accepted these awards on 20 October 2022.
The following transactions are disclosed in relation to the deferred share awards:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	149 043
	Total value of shares awarded:	R5 604 016.80
	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	B Lekubo (Financial Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	91 617
	Total value of shares awarded:	R3 444 799.20
	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	71 884
	Total value of shares awarded:	R2 702 838.40
	Nature and extent of director’s interest:	Direct beneficial

4.	Name of prescribed officer:	AZ Buthelezi
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	62 465
	Total value of shares awarded:	R2 348 684.00
	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	M Naidoo-Vermaak
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	67 655
	Total value of shares awarded:	R2 543 828.00
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	BB Nel
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	70 925
	Total value of shares awarded:	R2 666 780.00
	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	MP van der Walt
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	61 909
	Total value of shares awarded:	R2 327 778.40
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	JJ van Heerden
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	78 895
	Total value of shares awarded:	R2 966 452.00
	Nature and extent of prescribed officer’s interest:	Direct beneficial

9.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a three year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	33 451
	Total value of shares awarded:	R1 257 757.60
	Nature and extent of company secretary’s interest:	Direct beneficial
Prior clearance was obtained in respect of the above dealings by the executive directors, prescribed officers and company secretary.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
24 October 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 24, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director